UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2019
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES  ☐            NO   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 27, 2019, Summit Therapeutics plc (the “Company”) issued a press release announcing its financial results for the fourth quarter and fiscal year ended January 31, 2019 and providing an update on its operational progress. The related press release is attached hereto as Exhibit 99.1.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Glyn Edwards
Chief Executive Officer
Date: March 27, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated March 27, 2019